Exhibit 21.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction in Which Incorporated	% of Voting Securities Owned
US Natural Gas Corp KY	FL	100%
US Natural Gas Corp WV	FL	100%
E 3 Petroleum Corp	FL	100%
E 2 Investments, LLC	FL	100%
B.T.U. Pipeline, Inc. (1)	TN	100%
SLMI Options, LLC	NV	100%

(1)  The Articles of Dissolution and Articles of Termination were filed with the State of Tennessee Department of State on March 4, 2011 after the Company's Certificate of Tax Clearance was received from the Tennessee Department of Revenue. The corporation was effectively terminated and dissolved on March 15, 2011 with the Tennessee Secretary of State.